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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               ----------------

                   International Comfort Products Corporation
                           (Name of Subject Company)

                   International Comfort Products Corporation
                      (Name of Person(s) Filing Statement)

                               ----------------

                    ORDINARY SHARES, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  458978-10-3
                     (CUSIP Number of Class of Securities)

                               ----------------

                              David P. Cain, Esq.
              Senior Vice President, General Counsel and Secretary
                   International Comfort Products Corporation
                     501 Corporate Centre Drive, Suite 200
                           Franklin, Tennessee 37067
                                 (615) 771-0216

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of Person(s) Filing Statement)

                               ----------------

                                With a copy to:

                              Gary M. Brown, Esq.
                            Tuke Yopp & Sweeney, PLC
                          Suite 1100 NationsBank Plaza
                                414 Union Street
                           Nashville, Tennessee 37219
                                 (615) 313-3325

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Item 1. Security and Subject Company.

  The name of the subject company is International Comfort Products Corporation, a Canadian corporation (the "Company"). The Company's registered office is located at 1 First Canadian Place, 66th Floor, Toronto, Ontario, Canada M5X1B8. The title of the class of equity securities to which this Solicitation/Recommendation Statement (the "Statement") relates is the ordinary shares, no par value per share, of the Company (the "Shares").

Item 2. Tender Offer of the Bidder.

  This Statement relates to the tender offer (the "Offer") by Titan Acquisitions, Ltd., a Canadian corporation (the "Purchaser") and a wholly-owned subsidiary of United Technologies Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 30, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Shares of the Company at a price of $11.75 (U.S.) per Share (the "Offer Price"), net to the seller in cash (subject to applicable withholding of taxes) without interest thereon, upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated June 30, 1999, and the related Letter of Transmittal, Notice of Guaranteed Delivery and Summary Advertisement (which, together with the Offer to Purchase, constitute the "Offer Documents").

  The Offer is being made pursuant to the Pre-Acquisition Agreement, dated as of June 23, 1999 (the "Pre-Acquisition Agreement"), by and among the Company, the Purchaser and Parent, a copy of which is filed herewith as Exhibit 1 to this Statement and incorporated herein by this reference. Subject to certain terms and conditions of the Pre-Acquisition Agreement, the Purchaser will use its reasonable best efforts to acquire the balance of any Shares not tendered pursuant to the Offer as soon as practicable after the consummation of the Offer pursuant to a second stage transaction which may take the form of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction(s) (the "Second Step Transaction").

  As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at One Financial Plaza, Hartford, Connecticut 06101. A copy of the joint press release issued by the Company and Parent on June 24, 1999 announcing the execution of the Agreement is filed herewith as Exhibit 2 to this Statement and incorporated herein by this reference.

Item 3. Identity and Background.

  (a) The name and business address of the Company, which is the entity filing this Statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, on the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

  In connection with the transactions contemplated by the Offer, the following agreements were entered into: the Pre-Acquisition Agreement and the Confidentiality Agreement, dated as of March 19, 1999, between the Company and Parent (the "Confidentiality Agreement").

                         The Pre-Acquisition Agreement

  The following is a summary of certain material provisions of the Pre-Acquisition Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Pre-Acquisition Agreement, a copy of which is filed herewith as Exhibit 1 to this Statement and incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Pre-Acquisition Agreement.


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  The Offer. The Pre-Acquisition Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five (5) business days after the date of the public announcement of the execution of the Pre-Acquisition Agreement.

  The Pre-Acquisition Agreement provides that the obligation of the Purchaser to, and of Parent to cause the Purchaser to, consummate the Offer and accept for payment, and pay for, any Shares tendered and not withdrawn pursuant to the Offer is subject only to the conditions set forth below under "--Certain Conditions of the Offer" (the "Offer Conditions") (any of which may be waived in whole or in part by the Purchaser in its sole discretion). The Purchaser expressly reserved in the Pre-Acquisition Agreement the right, subject to applicable Securities Laws (as defined in Section 1.1 of the Pre-Acquisition Agreement, which is filed herewith as Exhibit 1 to this Statement and incorporated herein by reference), to modify the terms of the Offer, except that, without the express written consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to or modify the Offer Conditions, (iv) except as provided in the next paragraph, change the expiration date of the Offer, (v) change the form of consideration payable in the Offer or (vi) amend, alter, add or waive any term of the Offer in any manner that is, in the opinion of the Company, adverse to the holders of the Shares.

  The Pre-Acquisition Agreement provides that, notwithstanding the foregoing,
(A) if on any scheduled expiration date of the Offer, all of the Offer Conditions have not been satisfied or waived, the Purchaser shall, unless in the reasonable judgment of Parent all of the Offer Conditions cannot be satisfied or waived on or prior to December 15, 1999, from time to time, extend the Offer for such period of time as is necessary to satisfy or fulfill such conditions, (B) Purchaser may extend the Offer for any period required by any rule, regulation, interpretation or position of any appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof (the "Securities Authorities") applicable to the Offer, or to permit the Company to cure any misrepresentation, breach or non-performance during the time period referred to in the proviso to clause (d) of the Offer Conditions (See "--Certain Conditions of the Offer" below), and (C) Purchaser may extend the Offer for up to ten (10) business days (but not beyond December 15, 1999) if there has been validly tendered (and not properly withdrawn) prior to the expiration of the Offer such number of Shares that would constitute at least 80%, but less than 90%, of the issued and outstanding Shares as of the date of determination. The Pre-Acquisition Agreement provides that, subject only to the Offer Conditions, the Purchaser shall, and Parent shall cause the Purchaser to, pay, as soon as practicable after the expiration of the Offer, for all Shares validly tendered (and not properly withdrawn) that Purchaser becomes obligated to accept pursuant to the Offer.

  Directors. The Pre-Acquisition Agreement provides that promptly upon the purchase by the Purchaser of outstanding Shares pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of directors (rounded up to the next whole number) on the board of the directors of the Company (the "Board") as will give Parent, subject to compliance with Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, take all actions necessary to cause Parent's designees to be so appointed (including increasing the size of the Board or securing the resignation of incumbent directors, or both). The Pre-Acquisition Agreement provides that the Company shall take all actions required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and shall include in its Schedule 14D-9 required by the United States Securities and Exchange Commission (the "Commission") such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations (provided, however, that Parent shall supply to the Company and be solely responsible for any information with respect to Parent and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1).

  Following the appointment of Parent's designees prior to consummation of the Second Step Transaction, any amendment of the Pre-Acquisition Agreement or of the Company's Certificate and Articles of Continuation or By-laws (the "Governing Documents"), any termination of the Pre-Acquisition Agreement by the Company,

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any extension by the Company of the time for performance of any obligation or other act of Parent under the Pre-Acquisition Agreement, or any waiver thereof, any waiver of any condition to the obligations of the Company or any of the Company's rights under the Pre-Acquisition Agreement or other action by the Company shall require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent, which action shall be deemed to constitute the action of the full Board even if such majority does not constitute a majority of all directors then in office.

  Stock Options. The Pre-Acquisition Agreement provides that the Company shall cause the vesting of option entitlements under the International Comfort Products Corporation Employee Stock Option Plan and the International Comfort Products Corporation 1998 Employee Stock Option Plan (the "Stock Option Plans") to accelerate prior to or concurrent with the expiration of the Offer, such that all outstanding options to purchase Shares (a "Company Option") are exercisable prior to or concurrent with the expiration of the Offer. At the time that the Purchaser shall have acquired ownership of and paid for Shares pursuant to the Offer (the "Effective Time"), each holder of a then outstanding Company Option shall, in settlement thereof, be entitled to receive from the Company, and shall be paid in full satisfaction for each Share subject to such Company Option, an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the excess of the Offer price over the per share exercise or purchase price of such Company Option and
(ii) the number of Shares subject to such Company Option. Upon receipt of such consideration, each such Company Option shall be cancelled. The surrender of a Company Option to the Company in exchange for such consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Option. The Stock Option Plans shall terminate as of the Effective Time and any and all rights under any provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof shall be cancelled by the Company as of the Effective Time.

  Employment Agreements and Termination. In the Pre-Acquisition Agreement, the Purchaser agreed and after the Effective Time agreed to cause the Company and any successor to the Company to agree, to honor and comply with the terms of any existing executive termination and severance agreements, plans or policies of the Company and its subsidiaries. In addition, if Parent, the Purchaser or the Company choose to terminate, whether constructively or actually, the employment of any employees (other than for cause) of the Company or any of its subsidiaries within one year of the completion of the Offer, notice and severance shall be provided to such employees in accordance with the Company's existing severance practices.

  Representations and Warranties. The Pre-Acquisition Agreement contains various customary representations and warranties of one or all of the parties thereto, including representations by the Company with respect to the following: (i) corporate organization, qualification and authority to do business, (ii) corporate authority, (iii) absence of conflicts under the Company's governing documents or material contracts and absence of governmental or legal restrictions, (iv) authorized and outstanding capital,
(v) absence of material adverse change, (vi) absence of material undisclosed liabilities, (vii) absence of brokerage fees, (viii) conduct of business, (ix) absence of material misstatements in filings made with Securities Authorities,
(x) United States registration, (xi) ownership of subsidiaries, (xii) absence of material litigation, (xiii) insurance, (xiv) absence of undisclosed material environmental liabilities, (xv) Company benefit plans, (xvi) tax matters, (xvii) "Year 2000" compliance, (xviii) absence of material defaults or violations of law, and (xviv) the Company's borrowing capacity under certain debt instruments applicable to the Company; and representations and warranties of Parent and the Purchaser with respect to the following: (i) organization, qualification and authority to do business, (ii) corporate authority, (iii) absence of conflicts under the Parent's and Purchaser's governing documents or material contracts and absence of governmental or legal restrictions, (iv) availability of funds to pay for Shares tendered pursuant to the Offer or acquired in any Second Step Transaction, and (v) absence of certain litigation. None of the representations and warranties of the parties shall survive the Effective Time or, in the case of the Company, shall survive the acceptance of, and payment for, any Shares by the Purchaser pursuant to the Offer.

                                       4
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  Conduct of Business. Under the Pre-Acquisition Agreement, the Company has
covenanted and agreed that, during the period from the date of the Pre-Acquisition Agreement until the termination of the Pre-Acquisition Agreement, except as otherwise contemplated by the Pre-Acquisition Agreement or to the extent that the Purchaser shall otherwise consent in writing:

    (1) the business of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and the Company shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees and advantageous business relationships;

    (2) the Company shall not directly or indirectly do or permit to occur any of the following: (i) amend the Company's governing documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, Shares or property) in respect of its share capital;
  (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Shares of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Shares of the Company or its subsidiaries, other than Shares issuable pursuant to the terms of Company Options outstanding on the date of the Pre-Acquisition Agreement; (iv) redeem, purchase or otherwise acquire any of its outstanding Shares or other securities; (v) split, combine or classify any of its Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Company or any of its subsidiaries; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

    (3) other than pursuant to commitments entered into prior to the date of the Pre-Acquisition Agreement, neither the Company nor any of its subsidiaries shall directly or indirectly: (i) sell, pledge, dispose of or encumber any assets except in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity; (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business; (iv) except for the Officer Obligations (defined in the Pre-Acquisition Agreement as existing written obligations or liabilities of the Company or any of its subsidiaries to pay any amount to its officers, directors or employees, other than for salary, bonuses under their existing bonus arrangements and directors' fees in the ordinary course and, without limiting the generality of the foregoing, shall include the obligations of the Company or any of its subsidiaries to officers or employees (1) for severance or termination payments on the change of control of the Company pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to the Company's severance policy in the case of employees, and (2) for retention bonus payments pursuant to any retention bonus program), pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in its financial statements or incurred in the ordinary course of business consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any material contract right other than in the ordinary course of business consistent with past practice; (vi) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business consistent with past practice; (vii) enter into any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any call arrangement of any sort or any forward sale agreement for commodities, other than in the ordinary course of business consistent with past practice; (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; or (ix) make any capital expenditures other than in accordance with the 1999 capital expenditure budget previously disclosed in writing to Parent;

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    (4) neither the Company nor any of its subsidiaries shall create any new
  Officer Obligations and, except for payment of the existing Officer Obligations, neither the Company nor any of its subsidiaries shall grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay arising from the Offer or a change of control of the Company or the entering into of any employment agreement with, any senior officer or director, or with respect to any increase of benefits payable under its current severance or termination pay policies;

    (5) neither the Company nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or as required by existing provisions of any such plans, programs, arrangements or agreements; and

    (6) the Company shall use its reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

  Shareholders Meetings for Second Step Transaction; Information
Circular. (a) The Pre-Acquisition Agreement provides that if any Second Step Transaction requires the approval of the Company's shareholders (the "Company Shareholder Approval"), the Company will, as soon as practicable and in accordance with the Securities Laws, other applicable Canadian laws, the Governing Documents and the requirements of The Toronto Stock Exchange and the American Stock Exchange or any other regulatory authority having jurisdiction to duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") to consider and vote upon the Second Step Transaction.

  (b) The Pre-Acquisition Agreement provides that if a Shareholders Meeting is required, the Company will mail to its shareholders an Information Circular (which shall include such proxy or other required informational statement or circular, as the case may be, and all related materials at the time required to be mailed to the Company's shareholders and all amendments or supplements thereto, if any) with respect to the Shareholders Meeting.

  No Solicitation; Directors' Recommendation. (a) Pursuant to the Pre-Acquisition Agreement, the Company has agreed to immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date of the Pre-Acquisition Agreement with respect to any Take-over Proposal (as defined below) and, without limitation, shall promptly, following the execution of the Pre-Acquisition Agreement, request the return of all confidential information provided by the Company to all parties who have had such discussions or negotiations or who have entered into confidentiality agreements with the Company pertaining to the sale of the Company or a substantial portion of its assets.

  (b) The Pre-Acquisition Agreement provides that neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly, (i) solicit, initiate or encourage, or enter into any agreements or understandings with respect to, any Take-over Proposal (as defined below) (other than from Parent and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) or (ii) provide any confidential information to any person or entity (other than Parent and its affiliates) or participate in any

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discussions or negotiations relating to any such Take-over Proposal.
Notwithstanding the foregoing, if a party that has proposed a Take-over Proposal (as defined below) that the Board determines is reasonably likely to lead to a Superior Take-over Proposal has requested confidential information, the Board, subject to its fiduciary obligations and entering into a suitable confidentiality agreement with such party, may provide to such party the same information as has been provided to Parent and may consider and negotiate a Superior Take-over Proposal. Neither the Company nor the Board, however, may approve, make a recommendation to the Company's shareholders or enter into an agreement with respect to a Superior Take-over Proposal unless the Pre-Acquisition Agreement has been previously terminated. The Company also is prohibited from waiving the "standstill" provisions applicable to any confidentiality agreement to which it is a party (except with respect to Parent).

  For purposes of the Pre-Acquisition Agreement, "Take-over Proposal" means, with respect to the Company or its subsidiaries or their assets, any proposal or offer regarding any take-over bid, merger, consolidation, amalgamation, arrangement, sale of a material amount of assets, sale of treasury shares (other than pursuant to options under the Stock Option Plans) or other business combination or similar transaction. "Superior Take-over Proposal" means any written unsolicited Take-over Proposal (i) which, in the opinion of the Board, after consulting with and receipt of advice from its independent financial advisor, is more favorable to the Company's shareholders from a financial point of view than the Offer (including, and after considering, any adjustment to the terms and conditions proposed by Parent and Purchaser in response to such Take-over Proposal), and (if such Take-over Proposal includes cash as consideration) that sufficient financing commitments have been obtained with respect to such Take-over Proposal that it reasonably expects a transaction pursuant to such proposal could be consummated and that such transaction is reasonably capable of being consummated without material delay taking into account all legal, accounting, regulatory and other aspects of such Take-over Proposal; and (ii) with respect to which Parent has received a copy of such Take-over Proposal as executed by the party making the proposal, at least 48 hours prior to acceptance or recommendation of such proposal by the Board.

  (c) Pursuant to the Pre-Acquisition Agreement, the Board has agreed, subject to its fiduciary obligations and certain other conditions set forth in subsection (d) below, to recommend acceptance of the Offer by the Company's shareholders, provided that the Offer is not amended except in accordance with the terms of the Pre-Acquisition Agreement. On the date the Offer Documents are filed with the appropriate Securities Authorities, the Company has agreed to file a directors' circular with respect to the Offer which shall comply in all material respects with the requirements of applicable Securities Laws and which shall contain the recommendation of acceptance of the Offer, as well as notification of the intention of the directors of the Company to tender their Shares pursuant to the Offer, and shall mail the directors' circular to the Company's shareholders. The Company agreed to provide Parent with any comments the Company or its counsel may receive from the Securities Authorities with respect to such directors' circular promptly after the receipt of such comments.

  (d) The Pre-Acquisition Agreement provides that, in the event that a Superior Take-over Proposal is offered or made to the Company's shareholders or to the Company prior to the expiration of the Offer, the Board may withdraw, modify or change any recommendation regarding the Offer if the Board, acting in good faith, after consulting outside counsel, determines that the directors are required to do so in order to discharge properly their fiduciary duties under applicable law.

  Regulatory Filings. (a) In the Pre-Acquisition Agreement, the parties have agreed to (i) promptly take all actions necessary to make the filings required of Parent, the Purchaser, the Company or any of their affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), and the Competition Act (Canada), as amended, and any other similar statutes in other jurisdictions, (ii) comply at the earliest practicable date with any request for additional information or documentary material received by any of the parties and their affiliates from the U.S. Department of Justice pursuant to HSR or from the Canadian Competition Bureau pursuant to the Competition Act (Canada), as amended, or any other governmental authority, as the case may be,
(iii) consult and cooperate in connection with any investigation or other inquiry concerning the transactions contemplated by the Pre-Acquisition Agreement commenced by the U.S. Federal Trade Commission (the "FTC") or the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") or state attorneys general or by the Canadian Competition Bureau, as the case may be, (iv) as promptly as

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practicable, make any necessary filings under the Investment Canada Act, as amended, or any other governmental authority, (v) as promptly as possible, prepare and file any filings required under Securities Laws, the rules of The Toronto Stock Exchange and the American Stock Exchange, or any other applicable law relating to the transactions contemplated by the Pre-Acquisition Agreement.

  (b) Pursuant to the Pre-Acquisition Agreement, the parties have agreed to promptly inform the other parties of any material communication received by such party from the FTC, the Antitrust Division, the Canadian Competition Bureau or any other governmental authority regarding any of the transactions contemplated by the Pre-Acquisition Agreement. In addition, Parent and the Purchaser have agreed to advise the Company promptly of any understandings, undertakings or agreements which such parties propose to make or enter into with the FTC, the Antitrust Division, the Canadian Competition Bureau or any other governmental authority in connection with the transactions contemplated by the Pre-Acquisition Agreement.

  Debt Obligations. In the Pre-Acquisition Agreement, the Company has agreed to use reasonable efforts to cooperate and assist Parent in obtaining consents to modifications and in purchasing certain of the Company's outstanding debt obligations, including the conduct of (or provision of assistance to Parent in conducting) a consent solicitation and tender offer for the outstanding debt securities of the Company or its subsidiaries on terms satisfactory to Parent; provided that (i) the Company shall not be required to purchase any debt obligations or pay any fees in connection with such efforts prior to consummation of the Second Step Transaction, unless funds therefor are provided by Parent on terms satisfactory to the Company and (ii) Parent shall pay or reimburse the Company for all reasonable expenses in connection therewith. The Company also represented that, as of the date of the Pre-Acquisition Agreement, the Company was able to incur at least $1.00 of additional Indebtedness under certain of its existing debt instruments. The Company is advised that Parent or its affiliates intend to make a tender offer/consent solicitation for certain of the Company's outstanding debt obligations that will be contingent upon consummation of the transactions contemplated by the Pre-Acquisition Agreement.

  Compensation; Benefit Plans. Pursuant to the Pre-Acquisition Agreement, except as otherwise agreed with a relevant employee, Parent and the Purchaser agree, and after the Effective Time will cause the Company and any successor thereto to agree, to maintain until December 31, 1999 salaries and all benefit plans and compensation programs currently available to employees of the Company or any of its subsidiaries, including without limitation members of management of the Company or any of its subsidiaries, or to make available until December 31, 1999 alternative benefit plans and compensation programs which are comparable in the aggregate to those currently available to such employees. For these purposes, "benefit plans" means all arrangements, agreements, programs or policies, whether funded or unfunded, relating to employees to which the Company or any of its subsidiaries is a party or by which it is bound and under which the Company or any of its subsidiaries have any liability or contingent liability and relating to: (i) retirement savings or pensions, including any defined benefit pension plan, defined contribution plan, group registered retirement savings plan, thrift and saving plan or supplemental pension or retirement plan; (ii) employee welfare benefits, as defined for purposes of Section 3(1) of the Employee Retirement Income Security Act of 1974 (United States), as amended, including hospitalization, health, disability, life or severance pay benefits; and (iii) profit sharing, bonus, stock incentive, stock purchase and other incentive plans or programs.

  Indemnification. (a) The Pre-Acquisition Agreement provides that if Parent acquires the Shares under the Offer, Parent shall cause the Company to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of the Company pursuant to the provisions of the Company's governing documents, the Canada Business Corporations Act, as amended (the "Canada BCA"), and the written indemnity agreements entered into between the Company and its officers and directors.

  (b) Pursuant to the Pre-Acquisition Agreement, the Purchaser has agreed to use reasonable efforts to secure directors' and officers' liability insurance coverage for the Company's current and former directors and officers on a six year "trailing" or "runoff" basis from and after the Effective Time. If a "trailing" policy is not available, then the Purchaser has agreed that, for the entire period from the Effective Time until six years after the Effective Time, the Purchaser will use reasonable efforts to cause the Company or any successor thereto to maintain the Company's current directors' and officers' insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date of the Pre-Acquisition Agreement, for all present and former directors and officers of the Company, covering claims made prior to or within six years after the Effective Time. The Purchaser, however, shall not be required to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company to maintain the existing policies (the "Insurance Amount") and, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of such amount, Purchaser shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

  Termination. The Pre-Acquisition Agreement may be terminated upon written notice at any time prior to the completion of the transactions contemplated thereby:

    (a) by mutual written consent of Parent and the Company;

    (b) by either Parent or the Company (provided that the terminating party is not then in breach, in any material respect, of any covenant or other agreement contained in the Pre-Acquisition Agreement and no representation or warranty of such terminating party contained in the Pre-Acquisition Agreement that is qualified as to materiality shall be untrue or incorrect, and no representation or warranty of such terminating party contained in the Pre-Acquisition Agreement that is not so qualified shall be untrue or incorrect in any material respect, at any time before the Effective Time, in each case, as if made at and as of such time (or, to the extent such representation or warranty speaks as of a specific date, no such representation or warranty was so untrue or incorrect as of such date)), if there shall have been a breach, in any material respect, of any covenant or other agreement contained in the Pre-Acquisition Agreement on the part of the other party or if any representation or warranty of such other party contained in the Pre-Acquisition Agreement that is qualified as to materiality shall not be true and correct, or any representation or warranty of such other party contained in the Pre-Acquisition Agreement that is not so qualified shall not be true and correct in all material respects, at any time before the Effective Time, in each case as if made at and as of such time (or, to the extent such representation or warranty speaks as of a specific date, such representation or warranty was not so true and correct as of such date), which breach or misrepresentation is not cured within 10 days following written notice to such other party, or such breach, by its nature or timing cannot be cured prior to the expiration of the Offer;

    (c) by the Company, following receipt of, and in order to accept or recommend, a Superior Take-over Proposal if, after consulting with outside counsel, the Board has determined that such action is required in order to discharge properly the directors' fiduciary duties under applicable law;

    (d) by Parent, if (i) the Board or any committee thereof modifies or amends in any manner adverse to Parent or Purchaser, or withdraws, its authorization, approval or recommendation of the Offer or the Pre-Acquisition Agreement or shall have resolved to do any of the foregoing or
  (ii) the Company or any of its subsidiaries (or the Board or any committee thereof) shall have approved, recommended, authorized, proposed or filed a document with any Securities Authority not opposing, or publicly announced its intention to enter into any Take-over Proposal (other than with Parent, Purchaser or any of their affiliates), or shall have resolved to do any of the foregoing;

    (e) by either Parent or the Company, if the Offer terminates or expires at the Expiry Time, without Purchaser taking up and paying for any Shares on account of the failure of any of the Offer Conditions which has not been waived by Purchaser, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform its requisite obligations thereunder; or

    (f) by either Parent or the Company, if the date that Purchaser first takes up and acquires Shares pursuant to the Offer (the "Take-up Date") has not occurred on or prior to December 15, 1999.

  In the event of a termination of the Pre-Acquisition Agreement by either the Company or Parent as provided under "--Termination", the Pre-Acquisition Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Parent, the Purchaser or the Company thereunder, except (A) Parent shall be obligated to reimburse the Company for certain expenses that it may have incurred in connection with repurchasing debt obligations of the Company, (B) if the Pre-Acquisition Agreement is terminated pursuant to subsections (c) or
(d) described under "--Termination" above, the Company is required to pay Parent $15 (U.S.) million either concurrently (in the case of a termination under subsection (c)) or within two business days after the termination (in the case of a termination under (d)) and (C) if the Pre-Acquisition Agreement is terminated pursuant to subsections (e) or (f) described under "-- Termination" above, principally as a result of the failure to obtain antitrust approvals contemplated under clause (b) of the Offer Conditions (See "-- Certain Conditions of the Offer" below), Parent shall pay the Company $10 (U.S.) million unless the Company has breached certain covenants in the Pre-Acquisition Agreement.

  In addition, the Pre-Acquisition Agreement provides that if a Take-over Proposal is announced publicly while the Offer is open for acceptance and the minimum acceptance condition contemplated under clause (a) of the Offer Conditions is not satisfied at the expiration of the Offer (other than principally as a result of a failure to obtain certain antitrust approvals), then, within two business days after such expiration, the Company shall pay Parent a fee in the amount of $15 (U.S.) million. In the event a Take-over Proposal is announced publicly and made after the expiration of the Offer but prior to March 31, 2000, then, if Purchaser did not take up and pay for any Shares under the Offer, but the Company was not entitled to any payment from Parent because of a failure to obtain antitrust approvals, the Company, within two business days after such Take-over Proposal is made, shall pay to Parent a fee in the amount of $15 (U.S.) million.

  Extension; Waiver. The Pre-Acquisition Agreement provides that Parent and the Purchaser, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained in the Pre-Acquisition Agreement, or (iii) waive inaccuracies in any of the other's representations and warranties contained in the Pre-Acquisition Agreement or in any document delivered pursuant thereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

  Other Covenants. Nothing in the Pre-Acquisition Agreement (other than as expressly provided for) shall obligate Parent or the Purchaser (i) to keep the Offer open for acceptance beyond the expiration date set forth in the Offer (as it may be extended from time to time) or (ii) to take any action that, in the reasonable judgment of Parent, would reasonably be expected to materially impair the overall benefits to be realized by Parent from consummation of the Offer and the other transactions contemplated by the Pre-Acquisition Agreement.

  Subject to the Confidentiality Agreement and upon reasonable notice, the Company is obligated to afford Parent's officers, employees, counsel, accountants and other authorized representatives and advisers reasonable access, during normal business hours and until the expiration of the Pre-Acquisition Agreement, to all of its properties, books, contracts and records as well as to its management personnel, and, during such period, the Company is obligated to furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request.

  Fees and Expenses. Except in connection with fees payable to obtain modification of debt covenants or fees payable as a result of the reason for the termination of the Pre-Acquisition Agreement, all fees, costs and expenses incurred in connection with the Pre-Acquisition Agreement and the transactions contemplated thereby shall be paid by the party incurring such cost or expense, whether or not the Offer is consummated.

  Amendment. The Pre-Acquisition Agreement provides that it may be amended by mutual agreement between the parties thereto, by an instrument in writing signed by the appropriate officers on behalf of each of the parties thereto.

  Certain Conditions of the Offer. Notwithstanding any other term of the Offer, the obligation of the Purchaser to, and of Parent to cause the Purchaser to, commence the Offer, conduct and consummate the Offer and accept for payment or, subject to any applicable rules and regulations of the Commission, including

Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for, any Shares tendered (and not properly withdrawn) pursuant to the Offer shall be subject only to the following Offer Conditions:

    (a) at the expiration of the Offer, the number of Shares that shall have been validly deposited under the Offer (and not properly withdrawn), together with any Shares held by or on behalf of Parent, or any of its subsidiaries, shall constitute at least 71.0% of the outstanding Shares (calculated on a diluted basis) (the "Minimum Condition");

    (b) all material requisite governmental and regulatory approvals and consents (including, without limitation, those of any stock exchanges or Securities Authorities) required in Parent's reasonable judgment to make lawful the purchase by, or the sale to, Purchaser of, the Shares (whether under the Offer, a compulsory acquisition or Second Step Transaction) shall have been obtained and all applicable statutory or regulatory waiting periods during the pendency of which the purchase by, or the sale to, Purchaser of the Shares would be illegal shall have expired or been terminated without the imposition of any conditions that, individually or in the aggregate, have or are reasonably likely to have the consequences referred to in clauses (i) through (iii) of paragraph (c) below; without limiting the foregoing: (i) the applicable waiting periods under HSR and the Competition Act with respect to the Offer shall have expired or been terminated; (ii) the Offer shall have been approved or deemed to be approved or exempted pursuant to the Investment Canada Act; and (iii) all other consents and approvals without which in Parent's reasonable judgment the purchase by, or the sale to, Purchaser of the Shares (whether under the Offer, a compulsory acquisition or Second Step Transaction) would be illegal have been obtained;

    (c) no statute, rule, regulation, executive or other order shall have been enacted, issued, promulgated or enforced by any governmental authority and no preliminary or permanent injunction, temporary restraining order or other legal restraint or prohibition shall have been threatened or issued by (and no action, proceeding or counterclaim shall be pending or threatened by or before) a court or other governmental authority (i) preventing or rendering, or seeking to prevent or render, illegal the making of the Offer, the acceptance for payment of, the payment for, or ownership, directly or indirectly, of some or all of the Shares by Purchaser or the completion of a compulsory acquisition or Second Step Transaction, (ii) imposing or confirming, or seeking to impose or confirm, limitations on the ability of Parent or Purchaser, directly or indirectly, effectively to acquire or hold or to exercise full rights of ownership of the Shares or otherwise control the Company, in a manner that, in the reasonable judgment of Parent, would reasonably be expected, in the aggregate, to materially impair the overall benefits to be realized by Parent from consummation of the Offer and the other transactions contemplated by the Pre-Acquisition Agreement, or (iii) requiring, or seeking to require, divestiture by Purchaser, directly or indirectly, of any Shares or requiring Purchaser, Parent, the Company or any of their respective subsidiaries or affiliates to dispose of or hold separate all or any portion of their respective businesses, assets or properties or imposing any limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or the Shares or on the ability of Parent or Purchaser to conduct the business of the Company and its subsidiaries and own the assets and properties of the Company and its subsidiaries, in each case under this clause (iii) in a manner that, in the reasonable judgment of Parent, would reasonably be expected, in the aggregate, to materially impair the overall benefits to be realized by Parent from consummation of the Offer and the other transactions contemplated by the Pre-Acquisition Agreement;

    (d) (i) the Company shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement, and (ii) each of the representations and warranties of the Company contained in the Pre-Acquisition Agreement that is qualified as to materiality shall be true and correct and any such representation or warranty that is not so qualified shall be true and correct, in all material respects, as of the date of the Pre-Acquisition Agreement and as of the expiration of the Offer as if made on and as of the expiration of the Offer (except to the extent such representations and warranties speak as of a specific date, which shall be so true and correct as of such date); provided that in either case the Company has been given notice of and ten (10) business days to cure any such misrepresentation, breach or non-performance or such misrepresentation, breach or non-performance by its timing or nature cannot be cured before such tenth business day;

    (e) at any time after the date of the Pre-Acquisition Agreement, there shall not have occurred any event, occurrence, development or state of circumstances that has had any effect on the business, operations, results of operations or financial condition of the Company or any of its subsidiaries that, individually or in the aggregate, is materially adverse to the business of the Company and its subsidiaries considered as a whole, other than any such effect (i) which arises out of a matter that has been publicly disclosed prior to the date of the Pre-Acquisition Agreement or otherwise disclosed to Parent in the disclosure schedule to the Pre-Acquisition Agreement, (ii) resulting from conditions affecting the residential and light commercial air conditioning and heating product industries in Canada and the United States, (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere or (iv) resulting solely from the public announcement of the transactions contemplated by the Pre-Acquisition Agreement;

    (f) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, governmental regulation, inquiry or other occurrence of any nature whatsoever which, in the reasonable judgment of Parent, materially adversely affects or involves, the general economic, financial, currency exchange, securities or commodity market operations in Canada or the United States;

    (g) neither the Company nor any of its subsidiaries (or the Board or any committee thereof) shall have approved, recommended, authorized, proposed, filed a document with any Securities Authorities not opposing, or publicly announced its intention to enter into, any Take-over Proposal (other than with Purchaser or any of its affiliates) and shall not have resolved to do any of the foregoing;

    (h) the Pre-Acquisition Agreement shall not have been terminated pursuant to its terms; and

    (i) the Board or any committee thereof shall not have modified or amended in any manner adverse to Parent or Purchaser, and shall not have withdrawn, its authorization, approval or recommendation of the Offer or the Pre-Acquisition Agreement and shall not have resolved to do any of the foregoing.

                         The Confidentiality Agreement

  The following is a summary of certain material provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed herewith as Exhibit 3 to this Statement and incorporated herein by reference.

   Pursuant to the Confidentiality Agreement, Parent and its representatives agreed to keep confidential certain information received from the Company. The Confidentiality Agreement also contains a six-month standstill provision and a provision pursuant to which Parent agreed not to solicit for employment any person employed by the Company. The provisions of the Confidentiality Agreement shall remain binding and in full force and effect for a period of two years and the parties shall comply with, and shall cause their respective agents and representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

                             The Letter Agreements

  The following sets forth a summary of certain provisions of Letter Agreements that were entered into between Purchaser and Ravine Partners, Ltd. ("Ravine") and between Purchaser and the Ontario Teachers Pension Plan Board ("Teachers"), respectively (each, a "Letter Agreement" and, collectively, the "Letter Agreements"). Richard W. Snyder, the Chairman of the Board, is the general partner of Ravine and Roy T. Graydon, a director of the Company, is the portfolio manager of Teachers. Copies of the Letter Agreements are filed herewith as Exhibits 7 and 8 to this Statement and are incorporated herein by this reference.

  The Letter Agreements were entered into concurrently with the execution of the Pre-Acquisition Agreement. Ravine is the owner of 7,889,870 Shares (representing approximately 18.42% of the outstanding Shares on a fully diluted basis) and Teachers is the owner of 7,919,638 Shares (representing approximately 18.49% of the outstanding Shares on a fully diluted basis). Pursuant to the Letter Agreements, Ravine and Teachers agreed to validly tender and not withdraw their Shares, unless (in the case of Teachers only) a Superior Take-over Proposal is made. In addition, Ravine has granted Purchaser an option to purchase its Shares at a price of $11.75 (U.S.) per Share (or any greater amount per Share paid in the Offer). Such option is exercisable in certain circumstances following termination of the Pre-Acquisition Agreement.

  The option to acquire Ravine's Shares is exercisable if (a) the Pre-Acquisition Agreement is terminated (i) by the Company because the Company has received a Superior Take-over Proposal and the Board has determined that its fiduciary duties require it to terminate the Pre-Acquisition Agreement, or
(ii) by Parent because (A) the Board or any committee thereof has modified in any manner adverse to Parent or Purchaser or withdrawn its approval or recommendation of the Offer or (B) the Company has publicly announced its intention to enter into a business combination with any person other than Parent or Purchaser or taken other public actions not opposing any Take-over Proposal (other than with Parent or Purchaser); (b) a Take-over Proposal with respect to the Company is announced by a person other than Parent or Purchaser while the Offer is open and the Minimum Condition contemplated under subsection (a) described under "--Certain Conditions of the Offer" is not satisfied (other than principally as a result of a failure to obtain antitrust approvals); or (c) a Take-over Proposal with respect to the Company is announced by a person other than Parent or Purchaser after the Offer has closed but prior to March 31, 2000 and Purchaser did not consummate the Offer (other than principally as a result of a failure to obtain antitrust approvals).

  If Purchaser acquires Ravine's Shares by exercising its option and then sells such Shares to a buyer in connection with any Take-over Proposal within 12 months of the Closing, Ravine is entitled to receive 75% of the excess of the aggregate proceeds received by the Purchaser in such sale over the aggregate price the Purchaser paid in exercising the option for those Shares.

  The Letter Agreements also contain covenants by Ravine and Teachers not to take any action to solicit, initiate or encourage inquiries, proposals or offers from, or provide information to any other person relating to the direct or indirect acquisition or disposition of any securities of the Company or its subsidiaries. Each of Ravine and Teachers further covenants not to cooperate or participate in any amalgamation, merger or other business combination of the Company or its subsidiaries and not to dispose of any of their Shares, except in accordance with the applicable Letter Agreement.

  The Letter Agreements further contain a covenant by Ravine and Teachers to use all reasonable efforts to cause their associates or nominees who serve directors of the Company to resign as the Purchaser requests after the Purchaser acquires the Shares under the Offer. Currently, at least two Board members, one of whom is the chair, are designees of Ravine and Teachers.

  In the case of the Letter Agreement with Ravine, if the option is not exercised, then from and after the date when the option ceases to be exercisable, the Letter Agreement terminates. Teachers may terminate its Letter Agreement at the earlier of (i) a third party's making a bona fide offer that constitutes a Superior Take-over Proposal; (ii) termination of the Pre-Acquisition Agreement; or (iii) December 15, 1999.

       Arrangements with Directors or Executive Officers of the Company

  Information regarding contracts, agreements, arrangements or other understandings and any potential conflict of interest between the Company and its executive officers and directors that may be material to the Offer was contained in the Company's Notice of Annual and Special Meeting and Management Proxy Circular (the "1999 Proxy Circular") sent to shareholders of the Company in connection with its meeting held May 19, 1999. A copy of the relevant portions of the 1999 Proxy Circular is included in the Company's Information Statement attached as Annex A hereto and filed herewith as Exhibit 4 to this Statement.

  As described in the 1999 Proxy Circular, the five executive officers for whom disclosure was required in the 1999 Proxy Circular (W. Michael Clevy, David P. Cain, Stephen L. Clanton, Augusto H. Millan and James R. Wiese) are parties to change in control and termination agreements. In addition, seven other executive officers are parties to such agreements. Four (Herman V. Kling, Francis C. Harrell, Robert C. Henningsen and H. David Tayler) are parties to change in control agreements having 24 month Severance Periods (as described in the 1999 Proxy Circular) and three (Douglas K. Gibbs, David B. Schumacher and Karla G. Smith) are parties to change in control agreements having 18 month Severance Periods. In addition, Mr. Kling is a party to a termination agreement substantially identical to that described in the 1999 Proxy Circular with respect to Mr. Clanton. Under certain of the Company's annual and long term incentive plans, a change in control of the Company such as will result from the consummation of the Offer also will result in the acceleration of benefits thereunder to the Company's executive officers.

  The Pre-Acquisition Agreement provides that the Purchaser shall honor and comply with the terms of any existing executive termination agreements (see "--Employment Agreements and Termination").

  Parent has offered employment to each of Messrs. Kling, Schumacher and Wiese, effective upon consummation of the Offer upon terms to be negotiated. Each has been offered sign-on bonuses of $100,000 and the opportunity to convert certain severance benefits and stock awards. At this time, no agreement has been reached with any of these individuals.

  The Company, in consultation with Parent, also has adopted an incremental bonus plan for certain senior officers in respect of services to be provided by such officers in connection with the transition of the Company's ownership to Purchaser. The bonus plan will provide for bonuses to be paid by the Company within 60 to 90 days after the consummation of the Offer and will involve aggregate payments of approximately $1 million (U.S.). With the exception of Mr. Clevy, who is proposed to receive $500,000, the participants and the amounts to be paid to the participating officers have not yet been determined; however, the Company and Parent intend to consult with each other in respect of the details of the plan.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation. The Board, at a special meeting duly called and held on June 23, 1999, by a vote of all directors present, unanimously (i) determined that the Pre-Acquisition Agreement and the transactions contemplated thereby, including the Offer, are fair to and in the best interests of the shareholders of the Company, (ii) approved the Offer and the Pre-Acquisition Agreement and resolved to recommend acceptance of the Offer by the Company's shareholders, provided that the Offer is not amended except in accordance with the terms of the Pre-Acquisition Agreement, and (iii) determined to elect, to the extent permitted by law, not to be subject to any "moratorium", "control share acquisition", "business combination", "fair price" or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Pre-Acquisition Agreement. A copy of the Company's letter to shareholders, dated as of June 30, 1999, is filed herewith as Exhibit 5 to this Statement and incorporated herein by reference.

  (b) Background; Reasons for the Board's Recommendation.

  Background. As part of its responsibilities, the Board considers and reviews from time to time strategic alternatives available to the Company. In light of the interest of Ravine and Teachers in possibly selling some or all of their respective holdings of Shares and the interest of the President and Chief Executive Officer in possibly being part of a group which might make an offer for the Company, the Board established on January 20, 1999 a committee of directors (the "Special Committee") to consider strategic alternatives available to the Company.

  The members of the Special Committee are Messrs. Stanley M. Beck, Q.C., Marvin G. Marshall, David A. Rattee and William A. Wilson. Each of these directors is an independent member of the Board, is independent of Ravine and Teachers and is independent of Parent and Purchaser. The Special Committee has met frequently on a formal and an informal basis (primarily by conference telephone) during the past six months amongst themselves and together with, among others, management, CSFB, Ravine, Teachers and legal counsel to each of the Company and CSFB.

  On January 26 and 28, 1999, members of the Special Committee met separately with representatives of three nationally recognized investment banking firms and received from each of them a presentation on their respective credentials to assist the Special Committee and the Board and to act as financial advisor in connection with the Company's review of strategic alternatives. Following these presentations, the Special Committee unanimously recommended, and the Board unanimously authorized and approved on February 3, 1999, the appointment of CSFB as financial advisor to the Company. CSFB was retained and an engagement letter between the Company and CSFB was negotiated and executed.

  Following its due diligence review of the Company, CSFB discussed initially with the Special Committee, and subsequently with the Board on March 9, 1999, its views on the Company, potential industry and financial buyers and recommendations with respect to the strategic review process. After discussion with CSFB, the Board authorized the Special Committee and CSFB to pursue a confidential selective sale process in order to determine whether there was any third party interest in an acquisition of the Company.

  CSFB initially approached more than 40 potential industry and financial buyers, including Parent, in order to solicit preliminary indications of interest in an acquisition of the Company. The Company received preliminary indications of interest from more than 20 parties, including Parent. Confidentiality and standstill agreements were forwarded to these parties and such agreements were negotiated and entered into by the Company with these parties, including Parent. A confidential information memorandum relating to the Company and its businesses, which had been prepared by CSFB in conjunction with senior management of the Company, was delivered to the parties, including Parent, who had signed a confidentiality agreement. Further indications of interest in a potential acquisition of the Company were received from interested parties, including Parent, on April 23, 1999. Following discussions with CSFB about the respective levels of interest from these parties, the Special Committee directed CSFB to continue to deal with a select group of these parties, including Parent. Each of these parties, including Parent, was invited to conduct due diligence with respect to the Company and to attend a confidential management presentation focussing on the Company and its businesses.

  During the week of May 24, 1999, at the request of the Special Committee, CSFB forwarded to each of the final round bidders, including Parent, a formal request that any offer to acquire all of the Shares be made in writing by June 15, 1999. Accompanying the bid request was a form of pre-acquisition agreement which each party was asked to review and indicate any necessary changes thereon for purposes of that party's offer. Each of the final round bidders, including Parent, responded to CSFB's request with an acquisition proposal, together with a marked-up copy of the pre-acquisition agreement or a memorandum setting out their principal concerns with the agreement. At a meeting held on June 16, 1999, the respective terms and conditions of the final round offers were reviewed with the Special Committee by CSFB and legal counsel for CSFB and the Company. The Special Committee was also advised that a key term of the Parent's offer was that two of the Company's major shareholders, Ravine and Teachers enter into agreements with Purchaser under which they would agree to tender, and grant an option to transfer their Shares, to Purchaser (the "Letter Agreements"). As well, the Special Committee received a report on the course of discussions which had taken place earlier on June 16, 1999 relating to the Parent's offer and its terms and conditions at a meeting involving representatives of Parent, its legal counsel, CSFB, a member of the Special Committee and legal counsel for CSFB and the Company. Following questions by, and discussions among, members of the Special Committee, CSFB was instructed to contact each of the final round bidders to discuss certain aspects of their proposals.

  Following discussions between Parent and CSFB on June 17, 1999 and June 18, 1999, concerning Parent's proposal, the Special Committee instructed CSFB and legal counsel for the Company to meet with representatives of Parent and its legal advisors to negotiate the final terms of the pre-acquisition agreement (which the parties agreed would provide for the making of an offer for all the Shares by the Purchaser at a price of $11.75 per Share). Such negotiations commenced on June 21, 1999 and were intensively conducted through June 21, 22 and 23, 1999. During this period, the status and subject matter of negotiations were discussed with the Chairman of the Special Committee, and Parent independently negotiated the terms of the Letter Agreements with Ravine and Teachers.

  The Special Committee met at noon on June 23, 1999 and received a further report from CSFB on the final round offers to acquire the Company. CSFB reviewed various aspects of each of the offers with the Special Committee, including CSFB's assessment of the overall value of each offer, the conditions and terms of the respective offers (including financing), break-fee arrangements and other factors. CSFB also confirmed its ability to provide the Board with a fairness opinion with respect to the Parent's offer. The Special Committee was also updated by legal counsel on the status of negotiations on the pre-acquisition agreement. Following these presentations and discussions and after deliberations, the Special Committee concluded unanimously that the Parent's offer of $11.75 cash per Share was an offer which the Board could approve and recommend for acceptance by the holders of Shares.

  The Board met at 2:00 p.m. on June 23, 1999. Eleven of the twelve directors attended and participated in person or telephonically at this meeting. At the outset of the meeting, the Board received a report from the Chairman of the Special Committee. The report provided the Board with an update on the confidential selective sale process concluding with the Special Committee's view on the final round offers made for the Company and its recommendation that the Parent's offer was an offer which the Board could approve and recommend for acceptance by the holders of Shares. CSFB provided the Board with its review of the final round offers, their respective terms and conditions and their assessment of the relative values contemplated by the offers. Legal counsel briefed the Board on the fiduciary duties of directors and other matters of Canadian corporate law and on certain regulatory matters. As well, counsel reviewed with the Board the terms and conditions of the proposed pre-acquisition agreement with Parent, including the (i) terms of the offer; (ii) offer conditions; (iii) no solicitation limitation; (iv) fiduciary duty exception for a Superior Take-Over Proposal; (v) events of termination;
(vi) mutual termination fees; (vii) covenants, representations and warranties of the Company, the Purchaser and Parent; (viii) conduct of the Company's business during the offer period; and (ix) other key terms and provisions. CSFB then completed its review of the fairness of the Parent's offer from a financial point of view. CSFB delivered an oral opinion to the Board, which was subsequently confirmed in writing, that, as of June 23, 1999 and based upon and subject to the matters reviewed with the Board, the consideration to be received by the shareholders of the Company in the Offer and in the Second Step Transaction was fair to the shareholders from a financial point of view. A copy of the CSFB opinion is attached hereto as Annex B to this Statement and incorporated herein by this reference.

  After these presentations on the Parent's offer and after deliberation with respect thereto, the Board members present unanimously (i) determined that the Parent's offer is fair to holders of Shares and is in the best interests of the Company; (ii) approved the Parent's offer; (iii) authorized and approved the execution and delivery of the Pre-Acquisition Agreement; (iv) resolved to recommend acceptance of the Parent's offer by holders of Shares; and (v) determined to elect, to the extent permitted by law, not to be subject to certain forms of anti-takeover laws and regulations.

  After the close of trading on June 23, 1999, the Company, Parent and Purchaser executed the Pre-Acquisition Agreement. Also on June 23, 1999, Ravine and Teachers entered into their respective Letter Agreements with the Purchaser.

  Early on June 24, 1999, the Company and Parent issued a press release announcing the execution of the Acquisition Transaction and the Letter Agreements. On June 30, 1999, the Offer was commenced.

 Reasons for the Board's Recommendation

  After considering the Offer and other matters it considered relevant, the Board, by a unanimous vote of all directors present, resolved to recommend that holders of the Shares accept the Offer.

  In arriving at that conclusion, the Board relied upon and considered, among other things, the following:

  . the familiarity of the Board with the Company's business, financial condition, results of operations, properties and prospects as an independent entity, and the nature of the industry in which it operates, based in part upon presentations by the Company's management;

  . the Offer Price represents a premium of $3.20 or approximately 37.4% over the average closing price of the Shares reported on the American Stock Exchange for the three calendar month period ended June 23, 1999, the last trading day prior to the public announcement of the Offer on June 24, 1999. In focusing on the premium over the average Share price during the three months prior to the date of the public announcement of the Offer, the Board acknowledged the significant increase in the Company's stock price during the month prior to the public announcement of the Offer;

  . the fact that Ravine and Teachers have agreed with the Purchaser to tender an aggregate of 36.9% of the outstanding Shares (on a fully diluted basis);

  .  that the Offer is for all of the Shares;

  . the opinion dated June 23, 1999 of CSFB (a copy of which is attached hereto as Annex B to this Statement and incorporated herein by this reference) that, as of such date and based upon and subject to the matters set forth therein, the consideration to be received by the shareholders of the Company under the Offer and in any Second Step Transaction (as defined therein) was fair to such shareholders from a financial point of view;

  . information regarding the financial, operating and stock price history of the Company in comparison to selected comparable companies, including certain of the Company's competitors;

  .  consideration of other possible acquirors of the Company;

  . that the Pre-Acquisition Agreement is structured to permit the Company, upon determination of the Board that such action would further the best interests of the shareholders of the Company, to respond to any written unsolicited Superior Take-over Proposal (as hereinafter defined) and to furnish information to and to negotiate with the party making such Superior Take-over Proposal, provided that the acceptance or recommendation of any such Superior Take-over Proposal may entitle the Purchaser to a termination fee;

  . the terms and conditions of the Pre-Acquisition Agreement, including that the Company or the Purchaser could, under certain circumstances, be entitled to a termination fee; and

  .  that the Offer is not subject to a financing condition.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

  Shareholders should nevertheless consider the Offer carefully and come to their own decision as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their investment dealer, stockbroker, chartered accountant, lawyer or other professional advisor.

  Based on the foregoing factors, the Board determined to recommend the acceptance of the Offer by the Company's shareholders as described above.

Item 5. Persons Retained, Employed or to be Compensated.

  The Company has retained CSFB, an internationally recognized investment bank, to act as its exclusive financial advisor in connection with the transactions contemplated by the Pre-Acquisition Agreement. Pursuant to the terms of their engagement, the Company has agreed to pay CSFB a fee in a total amount of approximately $5.5 (U.S.) million, approximately $4.3 (U.S.) million of which will be payable upon the completion of the transaction. The Company will reimburse CSFB for its reasonable out-of-pocket expenses and has agreed to indemnify CSFB against certain liabilities, including liabilities under the United States federal securities laws, that may arise in connection with its engagement.

  In the ordinary course of business, CSFB and its affiliates have performed, and may from time to time perform, investment banking services for the Company and Parent, and have received customary fees for such services. In the ordinary course of business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and Parent for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or any other transaction contemplated by the Pre-Acquisition Agreement.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the
Company:

              On June 25, 1999, Francis C. Harrell, an executive
                  officer of the Company, sold 8,000 Shares.

  (b) To the best knowledge of the Company, each of its executive officers, directors, affiliates and subsidiaries currently intends to tender all Shares which are held of record or beneficially owned by them to the Purchaser pursuant to the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Prior to entering into the Pre-Acquisition Agreement, the Company had contacts and negotiations with other entities that had expressed interest in the Company. Upon execution of the Pre-Acquisition Agreement, the Company ceased contacts with such other entities. Except as set forth in this Statement, no negotiation is underway or is being undertaken by the Company in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth in this Statement, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in
Item 7(a) above.

Item 8. Additional Information to be Furnished.

  (a) The Company's Information Statement attached as Annex A hereto and filed as Exhibit 4 hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Pre-Acquisition Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's shareholders.

  (b) On June 25, 1999, Stanley Ginkowski and Jeff Grau filed a class action lawsuit in the Chancery Court of Marshall County, Tennessee, naming as defendants the Company and all of the directors of the Company. The plaintiffs seek to enjoin any actions by the Company in furtherance of the Offer or, alternatively, to recover damages in the event the Offer and any subsequent merger is consummated. The plaintiffs claim that the consideration to be received by shareholders in the proposed transaction with Parent and Purchaser is unfair and inadequate, that the Company's directors breached certain alleged fiduciary duties to the Company's shareholders and that the Company's directors will be unjustly enriched by the transaction. The Company believes the claims against the Company and its directors are without merit and intends to vigorously defend all claims made against them. The Company and Parent do not anticipate that the suit will have any effect on their plans to proceed with the proposed transaction.

  (c) Under the HSR, the purchase of Shares pursuant to the Offer cannot be made until the expiration of a 15-calendar day waiting period following the required filing of a Premerger Notification and Report Form by the ultimate parent entity of the Purchaser, which the Company understands will be submitted on July 6, 1999. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on July 21, 1999, unless early termination of the waiting period is granted by the FTC and the Antitrust Division, or the ultimate parent entity of the Purchaser receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the ultimate parent entity of the Purchaser with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR. Thereafter, the waiting period can be extended only by court order or by consent of the ultimate parent entity of the Purchaser.

Item 9. Material to be Filed as Exhibits.

  The following exhibits are filed herewith:

 Exhibit 1.  Pre-Acquisition Agreement, dated as of June 23, 1999, by and among
             Parent, the Purchaser and the Company.

 Exhibit 2.  Press Release issued by the Company and Parent on June 24, 1999.

 Exhibit 3. Confidentiality Agreement, dated March 19, 1999, between Parent and the Company.

 Exhibit 4.  The Company's Information Statement filed pursuant to Section
             14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (filed as Annex A hereto).

 Exhibit 5.  Letter to Shareholders dated as of June 30, 1999.

 Exhibit 6.  Directors' Circular dated as of June 30, 1999.

 Exhibit 7.  Letter Agreement between Ravine Partners, Ltd. and Titan
             Acquisitions, Ltd.

 Exhibit 8.  Letter Agreement between Ontario Teachers Pension Plan Board and
             Titan Acquisitions, Ltd.

 Exhibit 9.  Change in Control Agreement with W. Michael Clevy, filed as
             Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed with the Commission on May
             14, 1999, and is incorporated herein by reference.

 Exhibit 10. Change in Control Agreement with David P. Cain, filed as Exhibit
             10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed with the Commission on May 14, 1999, and is incorporated herein by reference.

 Exhibit 11. Change in Control Agreement with Stephen L. Clanton.**

 Exhibit 12. Change in Control Agreement with Douglas K. Gibbs, filed as
             Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed with the Commission on May
             14, 1999, and is incorporated herein by reference.

 Exhibit 13. Change in Control Agreement with Herman V. Kling.**

 Exhibit 14. Change in Control Agreement with Francis C. Harrell.**

 Exhibit 15. Change in Control Agreement with Robert C. Henningsen.**

 Exhibit 16. Change in Control Agreement with Augusto H. Millan.**

 Exhibit 17. Change in Control Agreement with David B. Schumacher.***

 Exhibit 18. Change in Control Agreement with Karla G. Smith.***

 Exhibit 19. Change in Control Agreement with H. David Tayler.**

 Exhibit 20. Change in Control Agreement with James R. Wiese.**


 Exhibit 21. Termination Agreement with W. Michael Clevy, filed as Exhibit
             10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 30,
             1998, and incorporated herein by reference.

 Exhibit 22. Termination Agreement with Stephen L. Clanton, filed as Exhibit
             10.12 to the Company's Annual Report on Form 10-K for the year ending December 31, 1997, filed with the Commission on March 30,
             1998, and incorporated herein by reference.

 Exhibit 23. Termination Agreement with Herman V. Kling.****

 Exhibit 24. International Comfort Products Corporation Annual and Long-Term
             Incentive Plan, filed as Exhibit A to the Company's Proxy
             Statement filed with the Commission on April 15, 1999, and incorporated herein by reference.


 Exhibit 25. International Comfort Products Corporation Long Term Incentive
             Plan, filed as Exhibit 10.25 to ICP(USA)'s Registration Statement on Form S-1 (File No. 33-56238), filed with the Commission on
             December 23, 1992, and incorporated herein by reference.

 Exhibit 26. International Comfort Products Corporation 1997 Long Term
             Incentive Plan for Senior Management, filed as Exhibit 10.6 to the
             Company's Annual Report on Form 10-K for the year ended December
             31, 1997, filed with the Commission on March 30, 1998, and incorporated herein by reference.

 Exhibit 27. Written opinion of Credit Suisse First Boston Corporation dated
             June 23, 1999 (filed as Annex B).

--------
  ** Document not file because substantially identical to Exhibit 10. *** Document not filed because substantially identical to Exhibit 12.
**** Document not filed because substantially identical to Exhibit 22.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          INTERNATIONAL COMFORT PRODUCTS
                                            CORPORATION

                                          By:       /s/ David P. Cain
                                            -----------------------------------
                                                      David P. Cain
                                             Senior Vice President, General
                                                         Counsel
                                                      and Secretary

Dated: June 30, 1999

                                                                        Annex A

                  INTERNATIONAL COMFORT PRODUCTS CORPORATION
                     501 Corporate Centre Drive, Suite 200
                           Franklin, Tennessee 37067

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                  OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about June 30, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of Ordinary Shares (the "Shares") of International Comfort Products Corporation, a corporation continued under the federal laws of Canada (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the designation of persons by Titan Acquisitions, Ltd., a corporation organized under the laws of the Canadian Province of New Brunswick ("Purchaser"), and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("Parent"), to the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to a Pre-Acquisition Agreement, dated as of June 23, 1999 (the "Pre-Acquisition Agreement"), by and among Parent, Purchaser and the Company, whereby Purchaser has agreed to make a tender offer (the "Offer") for all of the outstanding Shares of the Company. The Offer is scheduled to expire at 12:00 midnight, Toronto time, on Wednesday, July 28, 1999, unless the Offer is extended or withdrawn.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. WE ARE NOT NOW ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

                   GENERAL INFORMATION REGARDING THE COMPANY

  The Shares are the only class of voting securities of the Company outstanding. As of June 25, 1999, there were 40,789,128 Shares outstanding. Each Share has one vote.

                     PROPOSED CHANGES TO THE COMPANY BOARD

  Promptly upon the purchase by Purchaser of the outstanding Shares pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give Parent representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors appointed pursuant to this sentence) multiplied by the percentage that the aggregate number of the Shares beneficially owned by Parent or any affiliate of Parent following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, immediately take all actions necessary to cause Parent's designees to be appointed as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors or both.

  The Company is obligated to promptly take all actions required pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill such obligations (including mailing to its stockholders the information required by such Section and Rule) and shall include in the
Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1. Parent shall supply to the Company and be solely responsible for any information with respect to Parent and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

  Following the appointment of designees of Parent and prior to consummation of a compulsory acquisition or Second Stage Transaction (as described below), any amendment of the Pre-Acquisition Agreement or the Company's Certificate and Articles of Continuance or By-Laws (collectively, the "the Company Governing

Documents"), any termination of the Pre-Acquisition Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or waiver thereof, any waiver of any condition to the obligations of the Company or waiver of any of the Company's rights under the Pre-Acquisition Agreement or other action by the Company shall require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent, which action shall be deemed to constitute the action of the Company Board even if such majority does not constitute a majority of all directors then in office.

                              PURCHASER DESIGNEES

  Purchaser has informed the Company that Purchaser will choose the Purchaser Designees from the list of persons set forth in the following table. With respect to the Purchaser Designees, the following table, prepared from information furnished to the Company by Purchaser, sets forth the name, age, citizenship, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Purchaser as Purchaser Designees. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each person is United Technologies Corporation, One Financial Plaza, MS 524, Hartford, CT 06101, and such person is a Canadian citizen.

                                            Present Principal Occupation or
                                                      Employment;
                                        Material Positions Held During The Past
 Name                               Age                Five Years
 ----                               --- ---------------------------------------
 Dennis Moyer.....................   47 Senior Vice President, Carrier Canada
                                        Limited
 Ken Kapustiak....................   43 Vice President (Finance) of Carrier
                                        Canada Limited/Otis; Regional Finance
                                        Manager, Otis; various other finance
                                        positions with affiliates of Parent
 Peter Dilmar.....................   45 Residential Sales Manager, Carrier
                                        Canada Limited
 Marisa Soulis....................   51 Executive Assistant, Carrier Canada
                                        Limited
 William Trachsel.................   56 Senior Vice President, General Counsel
 Citizenship: United States             and Secretary of Parent since 1998;
                                        previously Vice President, Secretary
                                        and Deputy General Counsel of Parent
 David Fitzpatrick................   45 Senior Vice President and Chief
 Citizenship: United States             Financial Officer of Parent since 1998;
                                        previously Vice President and
                                        Controller, Eastman Kodak Co.; Finance
                                        Director--Cadillac Luxury Car Division,
                                        Chief Accounting Officer, General
                                        Motors Corp.
 Ari Bousbib......................   38 Vice President, Strategic Planning, of
 Citizenship: French/Portuguese         Parent since 1997; previously Managing
                                        Director, the Strategic Partners Group;
                                        Partner, Booz, Allen & Hamilton

  Purchaser has advised the Company that to the best knowledge of Purchaser, none of the Purchaser Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase and Circular, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase and Circular. None of the Purchaser Designees has any family relationship with any director or executive officer of the Company.

  Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

  It is expected that the Purchaser Designees may assume office promptly upon the purchase by Purchaser of the outstanding Shares pursuant to the Offer, which cannot be earlier than July 28, 1999, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Company Board.

                       CURRENT DIRECTORS OF THE COMPANY

  The following table sets forth certain information as of June 30, 1999, regarding the current directors of the Company. Unless otherwise indicated, each director has been engaged in the principal occupation shown for more than the past five years.

      RICHARD C. BARNETT                   STANLEY M. BECK, Q.C.
      Retired                              Arbitrator
      Age--60                              Age -- 64
      Director since May 1998              Director since June 1991
      W. MICHAEL CLEVY                     THE HONOURABLE WILLIAM G.
      President and Chief Executive        DAVIS, P.C., C.C., Q.C.
      Officer of the Company               Counsel for Tory Tory
      Age--50                              DesLauriers & Binnington,
      Director since September 1995        Barristers & Solicitors(2)
                                           Age -- 69
                                           Director from August 1985 to April
                                           1990 and since June 1992
      JOHN F. FRASER, O.C.                 ROY T. GRAYDON
      Chairman of Air Canada               Portfolio Manager, Ontario
      (airline company)(3)                 Teachers' Pension Plan Board
      Age--68                              (pension administrator)
      Director from May 1985 to            Age -- 38
      April 1990 and since June            Director since June 1997
      1992
      MARVIN G. MARSHALL                   ERNEST C. MERCIER
      President and Chief                  Corporate Director(4)
      Executive Officer of                 Age -- 66
      Remington Capital                    Director since August 1994
      Investments Limited (real
      estate and related ventures)
      Age -- 61
      Director since August 1994
      DAVID H. MORRIS                      DAVID A. RATTEE
      Corporate Director(5)                President and Chief
      Age--57                              Executive Officer of CIGL
      Director since August 1994           Holdings Limited (insurance and
                                           financial services holding
                                           company)(6)
                                           Age -- 57
                                           Director since June 1993
      RICHARD W. SNYDER                    WILLIAM A. WILSON
      Chairman, SnyderCapital Corporation  President and Chief
      (investment company)                 Executive Officer, Fresh Air
      Age--61                              Solutions (developer of
      Director since June 1996             air conditioning technology)
                                           Age -- 65
                                           Director since June 1996

--------
(1) All of the directors and nominees have had the principal occupation listed above for the previous five years except as follows: Mr. Barnett was Vice President and General Manager of Tyler Pipe Company (valve and fitting manufacturer) until his retirement in 1998; Mr. Clevy joined the Company as President and Chief Operating Officer of the Company's U.S. operating subsidiary, International Comfort Products Corporation (USA) ("ICP USA"), in September 1994. He was appointed President and Chief Executive Officer of the Company in December 1995. Prior to joining the Company, he was Vice President of Manufacturing and Technology of Carrier Corporation (HVAC manufacturer); Mr. Fraser, from 1995 to 1997, was Vice Chairman of Russel Metals Inc. (metals distribution and processing company). Prior to that time, Mr. Fraser had served as Chairman of Federal Industries Ltd. (transportation and distribution company) from May 1992 to May 1995; Mr. Graydon was Vice President and Director, Mergers & Acquisitions and Corporate Finance with Toronto-Dominion Securities Inc. (investment bank) from 1989 until June 1995; Mr. Marshall served as Chairman of the Board of the Company from December 1995 to June 1997. He also previously served as President and Chief Executive Officer of Bramalea Inc. (real estate developer); Mr. Morris, until his retirement in 1995, served as President and Chief Operating Officer of The Toro Company (outdoor power equipment manufacturer), a position he had held since 1988; Mr. Rattee also is Chairman, President and Chief Executive Officer of MICC Investments Ltd. (insurance and financial services holding company).

(2) Also serves as a director of Corel Corporation, The First American Financial Corporation, First American Title Insurance Company, Magna International Inc, and The Seagram Company Ltd.

(3) Also serves as a director of Air Canada, the Bank of Montreal, and The Thomson Corporation.

(4) Also serves as a director of Cascade Corporation and Golden Star Resources Ltd.

(5) Also serves as a director of Alamo Group Inc.

(6) Also serves as a director of Aluma Enterprises Inc. and Derlan Industries Limited.

                INFORMATION ABOUT THE BOARD AND ITS COMMITTEES

  Compensation of Directors--Standard Arrangements. Each director who is not either the Chairman or a full-time employee of the Company is paid a fee of $1,000 per Board meeting attended and $1,000 per committee meeting attended, as well as an annual retainer of $20,000. In addition, the Chairman of each committee is paid an additional annual retainer of $4,000. Directors also are reimbursed for any out-of-pocket expenses incurred in attending meetings of the Board or committees of the Board. Pursuant to the Company's Share Compensation Arrangement for Non-Employee Directors, at least 20 percent, or at an individual director's election, up to 100 percent of a director's fees, less taxes, is to be paid in Shares, rather than cash. The number of Shares that a director receives is determined at the end of each calendar quarter by dividing the aggregate fees to which the director is entitled by the average closing price of the Shares during the last five trading days of the quarter, multiplied by 20% to 100% based upon the election of the director described above.

  Compensation of Directors--Other Arrangements. Upon Mr. Snyder becoming Chairman in 1997, he assisted Mr. Clevy and handled various matters of corporate business. Mr. Snyder is an ex-officio member of all committees of the Board and attends all meetings of all Board committees. Mr. Snyder also actively assists management in the day-to-day identification and evaluation of strategic alternatives for the Company. Since becoming Chairman, Mr. Snyder has received $10,000 per month for serving as Chairman. During his period of service as Chairman, Mr. Snyder has not received any other fees (excluding expenses) for serving as a director.

  Board of Directors. The Board held eight regular meetings during 1998.

  Audit Committee. The Audit Committee, which currently is comprised of Messrs. Fraser, Graydon and Rattee, reviews the Company's financial statements, accounting practices and business and financial controls. It also recommends to the Board the external auditors to be appointed by the shareholders at each annual meeting of shareholders, reviews their audit work plan and approves their fees. The Audit Committee met five times in 1998.

  Compensation and Pension Committee. The Compensation and Pension Committee, which currently is comprised of Messrs. Beck, Davis, Morris and Wilson, reviews and makes recommendations to the Board in respect of the overall compensation philosophy of the Company and specific compensation policies, programs and plans. The Compensation and Pension Committee met four times in 1998.

  Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, which currently is comprised of Messrs. Beck, Marshall, and Rattee, recommends to the Board nominees for election as directors of the Company and makes recommendations on other matters relating to corporate governance policy. Although the Committee does not solicit suggestions for nominees for the Board, suggestions for nominees accompanied by biographical data will be considered if sent to the Company's Secretary. The Nominating and Corporate Governance Committee met two times in 1998.

  Strategic Planning Committee. The Strategic Planning Committee, which currently is comprised of Messrs. Barnett, Clevy, Mercier, Morris, and Wilson, assists in the development and updating of strategic plans for the Company's existing businesses and reviews and considers alternative plans for growth and diversification opportunities. The Strategic Planning Committee met two times in 1998.

  During 1998, all directors attended at least seventy-five percent of the meetings of the Board and the committees of the Board of which they were members.

                      COMPENSATION OF EXECUTIVE OFFICERS

                          SUMMARY COMPENSATION TABLE

   The following table discloses compensation paid or accrued in 1998 and the two prior financial years by (i) the Chief Executive Officer of the Company, and (ii) each of the Company's four most highly compensated executive officers, other than the Chief Executive Officer, who continued to serve as at December 31, 1998 (collectively, the "Named Executive Officers").

                                                        Long-Term
                                                     Compensation(1)
                                    Annual       -----------------------
                               Compensation(2)      Awards     Payouts
                              ------------------ ------------ ----------
                                                  Securities
                                                    Under
                                                 Options/Sars    LTIP       All Other
  Name and Occupation    Year Salary($) Bonus($)  Granted(#)  Payouts($) Compensation($)
  -------------------    ---- --------- -------- ------------ ---------- ---------------
W. Michael Clevy........ 1998 $433,500  $200,000       --          --            --
 President and Chief Ex-
  ecutive Officer        1997  425,000   405,500   200,000         --            --
                         1996  385,000   250,101   200,000         --       $206,038
David P. Cain........... 1998 $178,512   $45,217       --          --            --
 Senior Vice President,  1997  175,008    70,000    50,000         --            --
 General Counsel and
  Secretary              1996  150,000    60,101    45,000         --            --
Stephen L. Clanton(3)... 1998 $188,712   $46,654    25,000         --            --
 Senior Vice President,
  Chief Financial        1997  178,754    75,000    50,000         --            --
 Officer and Treasurer   1996   81,843    60,101    45,000         --         63,416
Augusto H. Millan....... 1998 $178,512   $50,000       --          --         10,000(4)
 Senior Vice President
  and General Manager,   1997  175,008    70,000    50,000         --            --
 International Sales and
  General Manager,       1996  150,000    60,101    45,000         --            --
 Aftermarket Sales
James R. Wiese.......... 1998 $178,512   $40,000       --       41,418           --
 Senior Vice President
  and General Manager,   1997  175,008    70,000    50,000         --            --
 Residential Products
  Group                  1996  145,000    60,101    45,000         --            --

--------
(1) During the periods indicated, the Company has made no Restricted Stock Awards to the Named Executive Officers.
(2) For 1998, 1997, and 1996, perquisites and other personal benefits did not exceed the lesser of $50,000 and 10 percent of the total salary and bonus for each of the Named Executive Officers.
(3) Mr. Clanton joined the Company on July 19, 1996.
(4) Represents reimbursement for moving expenses.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

   The following table sets out the particulars of all grants of stock options(1) to any of the Named Executive Officers during the Company's fiscal year ended December 31, 1998.

                                                                                 Potential
                                                                              Realizable Value
                                                                                 at Assumed
                                                                              Annual Rates of
                                                                                Stock Price
                         Number of    Percent of                              Appreciation For
                         Securities      Total                                  Option Term
                           Under    Options Granted  Exercise or                 (Cdn.$)(2)
                          Options   to Employees In   Base Price   Expiration ----------------
          Name           Granted(#)   Fiscal Year   (Cdn. $/Share)    Date       5%      10%
          ----           ---------- --------------- -------------- ----------   ---   --------
Mr. Clanton.............   25,000         6.9%          $15.30      12/19/01  $74,434 $158,814

--------
(1) The exercise price of each option is equal to 100% of the fair market value of the Shares on the date of the grant. Fair market value for the purposes of option grants means the closing market price of the Shares on The Toronto Stock Exchange (the "TSE") on the last trading day preceding the date of the grant. Each option is exercisable after one year from the date of grant as to 33 1/3% of the Shares and in cumulative increments of 33 1/3% per year thereafter.
(2) The dollar amounts under these columns are the result of calculations at 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the Shares. No benefit to the option holder is possible without an increase in the price of the Shares. In order to realize the values set forth in the 5% and 10% columns, the per share price would be Cdn. $18.28 and Cdn. $21.65, respectively.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

  The following table sets forth certain information regarding outstanding stock options held by each of the Named Executive Officers as at December 31, 1998. No options were exercised by any of the Named Executive Officers during the fiscal year ended December 31, 1998.

                              Number of Securities
                             Underlying Unexercised   Value of Unexercised In-
                                Options at Fiscal       The-Money Options at
                                   Year-End(#)         Fiscal Year-End (CDN.$)
                            ------------------------- -------------------------
              Name          Exercisable Unexercisable Exercisable Unexercisable
              ----          ----------- ------------- ----------- -------------
     Mr. Clevy.............   345,000      200,000    $2,764,500   $1,330,000
     Mr. Cain..............    72,000       48,000       569,900      314,100
     Mr. Clanton...........    47,000       73,000       317,700      294,300
     Mr. Millan............    72,000       48,000       569,900      314,100
     Mr. Wiese.............    72,000       48,000       569,900      314,100

                                 PENSION PLANS

  The Named Executive Officers participate in the salaried pension plan of ICP USA (the "Pension Plan"). Pension benefits are not reduced by a participant's social security benefits. Earnings for the purposes of the Pension Plan benefit formula consist of the participant's average monthly base rate of pay.

  The following table sets forth the estimated annual benefits payable upon retirement at age 65 to participants, based upon the 60 consecutive months of highest average earnings within 120 months of the date of determining benefits.

                              PENSION PLAN TABLE

                                                Years of Service
                                 -----------------------------------------------
            Remuneration            5      10      15      20      25      30+
            ------------         ------- ------- ------- ------- ------- -------
     $100,000................... $10,000 $20,000 $30,000 $40,000 $50,000 $60,000
      125,000...................  12,500  25,000  37,500  50,000  62,500  75,000
      160,000+..................  16,000  32,000  48,000  64,000  80,000  96,000

  The maximum amount of a participant's earnings that may be taken into account in any year is limited to an amount specified in the United States Internal Revenue Code of 1986, as amended (the "Code"), as adjusted annually for cost-of-living increases (such amount is $160,000 for 1998).

  As at December 31, 1998, Messrs. Clevy, Cain, Clanton, Millan and Wiese had 4.3, 22.0, 2.5, 4.2 and 10.4 years of credited service, respectively, under the Pension Plan.

  In addition, Mr. Clevy has a supplemental pension plan with ICP USA which will provide a maximum pension on retirement equal to 3 1/3% of Mr. Clevy's average annual earnings (salary and bonus), based on three consecutive years of highest earnings, for each year of service up to a maximum of 15 such years, plus an additional 1% for each additional year of service up to a maximum of 20 such additional years, less the amount payable under the Pension Plan. Sixty percent of Mr. Clevy's pension will continue to his spouse on his death.

  The following table sets forth estimated annual amounts payable under a supplemental pension plan before reduction for amounts payable under the Pension Plan, if applicable.

                    SUPPLEMENTAL PENSION PLAN TABLE (CLEVY)

                                                     Years of Service
                              --------------------------------------------------------------
           Remuneration          5        10       15       20       25       30       35
           ------------       -------- -------- -------- -------- -------- -------- --------
     $400,000................ $ 66,667 $133,333 $200,000 $220,000 $240,000 $260,000 $280,000
      500,000................   83,333  166,667  250,000  275,000  300,000  325,000  350,000
      600,000................  100,000  200,000  300,000  330,000  360,000  390,000  420,000
      700,000................  116,667  233,333  350,000  385,000  420,000  455,000  490,000
      800,000................  133,333  266,667  400,000  440,000  480,000  520,000  560,000
      900,000................  150,000  300,000  450,000  495,000  540,000  585,000  630,000

  As at December 31, 1998, Mr. Clevy had 4.3 years of credited service under his supplemental pension plan.

                 TERMINATION AND CHANGE IN CONTROL AGREEMENTS

  Mr. Clevy has an agreement with ICP USA which provides that upon termination of his employment with the Company (as defined therein), he will continue to be entitled to receive his annual salary and other benefits he was receiving at the time of termination for 24 months (or, at his option, he may receive a lump sum payment equal to the aggregate face value of these amounts).

  Mr. Clanton has an agreement with ICP USA which provides that upon termination of his employment with the Company (as defined therein), he will continue to be entitled to receive his annual salary and other benefits he was receiving at the time of termination for 12 months (or, at his option, he may receive a lump sum payment equal to the aggregate face value of these amounts).

  The Company has also entered into contracts with each of the Named Executive Officers that provide generally for continuation of the executive's salary for a stated number of months following a Change in Control (the "Severance Period") in the event of a termination of the officer's employment by the Company other than "for cause" or as a result of death or disability. In addition, the executive will receive, in such event, on an annual basis, during the Severance Period, an amount equal to the average of the executive's bonus during the three years prior to termination. For Mr. Clevy, the Severance Period is 36 months; for Messrs. Cain, Clanton, Millan and Wiese, the Severance Period is 24 months. Additionally, the contracts provide that the officers shall be paid such amounts if the officer voluntarily terminates his employment with the Company if, after a Change in Control: (a) a material change in the executive's duties and responsibilities for the Company from those duties and responsibilities for the Company in effect at the time a Change in Control occurs, which change results in the assignment of duties and responsibilities inferior to the executive's duties and responsibilities at the time such Change in Control occurs; (b) a reduction in the executive's salary and benefits (excluding discretionary bonuses), from the salary and benefits in effect at the time a Change in Control occurs; (c) a change in the location of the executive's work assignment from the location at the time a Change in Control occurs to any other city or geographical location that is located further than one hundred (100) miles from that location; or (d) the Company terminates or amends any incentive plan so that, when considered in the aggregate with any substitute plan or other substitute compensation, the incentive plan in which the executive is participating fails to provide the executive with a level of benefits equivalent to at least 85% of the value of the level of benefits provided in the aggregate by the terminated or amended incentive plan at the date of such termination or amendment. These contracts generally provide for an excise tax gross-up with respect to any taxes incurred under Section 4999 of the Code after a Change in Control. Additionally, these contracts provide for an extension of life insurance, medical insurance, and other employment benefits throughout the executive's applicable Severance Period. A "Change in Control" occurs when a person (other than the executive or a group of which the executive is a member or participant) becomes the beneficial owner, directly or indirectly, of 50% or more of the then outstanding Shares. Any executive who is a party to both a termination agreement and a change in control agreement may not receive benefits under both agreements.

    COMPENSATION AND PENSION COMMITTEE INTERLOCKS AND INSIDE PARTICIPATION

  The following individuals served as members of the Compensation and Pension Committee during 1998: Prior to May 13, 1998, the Hon. William G. Davis, P.C., C.C., Q.C., Stanley M. Beck, Q.C., and David H. Morris; after May 13, 1998, the Hon. William G. Davis, P.C., C.C., Q.C., Stanley M. Beck, Q.C., David H. Morris, and William A. Wilson. None of the directors who served as members of the Committee during 1998 is, or has ever been, an officer or an employee of the Company or any of its subsidiaries.

               REPORT OF THE COMPENSATION AND PENSION COMMITTEE

  The Compensation and Pension Committee of the Board of Directors (the "Committee") reviews and makes recommendations to the Board in respect of the overall compensation philosophy of the Company and specific compensation policies, programs and plans. The Committee also reviews and makes recommendations to the Board in respect of the compensation to be paid to the Chief Executive Officer and, after considering the recommendations of the Chief Executive Officer, to the other officers of the Company and its principal operating subsidiaries, ICP USA and International Comfort Products Corporation (Canada). The Committee retains the services of independent consultants to advise it on such matters as the structuring of compensation arrangements, design of compensation and benefit plans and competitive benchmarking. The Committee retained the services of a consultant from Deloitte & Touche to advise it with respect to executive compensation matters in 1998.

  When determining the appropriate levels of executive compensation to be recommended to the Board for approval, the Committee utilizes various information sources, including data prepared by independent consultants. The Committee also considers the Company's performance, viability, the integrity of its assets, future outlook, ethical standards related to its role as a worldwide corporate citizen and applicable tax, securities and other regulations affecting the Company. As the Company's business is carried on principally in the United States, pay levels and practices for executives resident in the United States or with significant North American responsibilities are established with reference to those of U.S. industrial companies of similar size and complexity but are paid in the currency of the country in which the executive is resident without taking currency exchange rates into account. Pay levels and practices in respect of executives resident in Canada who do not have broader geographical responsibilities are established with reference to a similar sample of Canadian organizations. In each case, the comparator groups were selected by the Committee as they are considered to be the prime sources of management resources for the Company as well as the principal competitors for management talent.

General Strategy

  The executive compensation strategy is a guideline for policy formulation and decision-making that aligns the Company's human resources and business strategies. The Company believes that effective compensation plans must be performance-based, cost-effective and must maximize long-term shareholder value. The Committee reviews ICP's compensation strategy, market-competitiveness and plan effectiveness annually at minimum.

Base Salary

  ICP base salaries are generally competitive with the market median, relative to similar job scope and company size. The relative significance of ICP base salaries is subordinate to variable, performance-based compensation components. Therefore, when base salary increases are granted, they typically consist of competitive market and internal equity adjustments. Adjustments are not necessarily made at set intervals, but are made when significant variance from the market exists.

  ICP may also award lump sum base salary increases based on the achievement of previously determined corporate and individual Performance Management Program goals. Lump-sum increases, when awarded, do not change the individual's rate of base salary.

Incentive Compensation

  ICP pays total cash compensation levels (base salaries plus annual incentives) and total direct compensation levels (total cash plus long-term incentives) which are market competitive when budgeted expectations are met, and highly competitive when expectations are exceeded. No incentive compensation is paid when performance results fall below a pre-established threshold level.

  The Committee recommends to the Board target, threshold and maximum incentive performance and award levels for all participants. Once approved by the Board, these levels are communicated for each position, level or group. ICP may also recognize extraordinary achievement through discretionary incentive awards.

 Annual Incentive Compensation

  ICP's short-term incentive plan for executives is a simple formula-based design that rewards executives for the achievement of short-term goals, which create growth and profitability. Short-term incentives for other managers and salaried employees take the form of annual incentive plans, lump-sum salary increases, sales commissions and the like, that best reflect and motivate each position's contribution to the achievement of short-term goals and objectives.

 Long-Term Incentives

  ICP's long-term incentive plans reward the achievement of long-term growth, profitability, shareholder value and stock price appreciation; reward team effort; and serve to closely align shareholder interests and organizational success with the executive's personal, financial and career interests. ICP provides long-term compensation opportunities in the form of stock options or stock grants and deferred cash compensation. Plan designs enhance the retention of executive talent and discourage behavior that does not further the overall long-term good of the organization. As such, long-term awards are subject to vesting or other long-term capital accumulation restrictions.

Compensation of the Chief Executive Officer

  The Chief Executive Officer's compensation program has the same components as those described for the other members of the executive officer group: base salary, annual incentive and long-term incentive. The Chief Executive Officer's compensation program is established with reference to the comparator groups described above. The Committee makes recommendations to the Board regarding the Chief Executive Officer's compensation on the same performance-related basis as for the other executive officers.

  Section 162(m) of the Code limits to $1 million per year the compensation expense deduction the Company may take under United States federal tax laws for non-performance-based compensation paid to a person who is "highly-compensated" for purposes of the Code (generally, the CEO and other Named Executive Officers). In making its decisions about compensation for Mr. Clevy and other officers likely to be named executive officers, the Committee considers Section 162(m). Although the Company's compensation levels have not historically resulted in total compensation in excess of $1 million (excluding the spread on stock option exercises which generally should qualify for deductibility under Section 162(m)) for Named Executive Officers other than Mr. Clevy, it is generally the policy of the Company that the components of executive compensation that are inherently performance-based should qualify for exclusion from the deduction limitation under Section 162(m).

  The Committee believes, however, that while tax deductibility is an important factor, it is not the sole factor to be considered in setting executive compensation policy, and accordingly reserves the right, in appropriate circumstances, to pay amounts, in addition to base salary, that might not be deductible. If non-performance-based compensation in excess of $1 million should become payable to a person who is "highly-compensated" for purposes of the Code and regulations, the Committee will consider requiring that individual to defer any amounts earned in excess of the cap to a tax year following the year in which the individual leaves the employment of the Company.

                   Submitted by the Compensation and Pension
                            Committee of the Board:

                  The Hon. William G. Davis, P.C., C.C., Q.C.
                                  (Chairman)
                             Stanley M. Beck, Q.C.
                                David H. Morris
                               William A. Wilson

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                AND MANAGEMENT

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  Except as set forth in the following table, the Company is not aware of any person who, as of June 30, 1999, was the beneficial owner of 5% or more of the Shares.

                                                  Amount and
                                                  Nature of       Percent of
                                                  Beneficial         Class
         Name and Address of Beneficial Owner     Ownership     (fully diluted)
         ------------------------------------     ----------    ---------------
     Ravine Partners, Ltd
      3219 McKinney Avenue
      Dallas, Texas 75204 ....................... 8,304,111(1)       19.4%
     Ontario Teachers' Pension Plan Board
      5650 Yonge Street, 5th Floor
      North York, Ontario M2M 4H5................ 7,916,638          18.4%

--------
(1) Includes 414,241 Shares owned by Richard W. Snyder, a director of the Company, who is a general partner of Ravine Partners, Ltd.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information concerning the beneficial ownership of Shares by all directors, by each of the executive officers named in the Summary Compensation Table beginning on page A-6 and by all directors and executive officers as a group.

                                                      Amount and
                                                      Nature of
                                                      Beneficial    Percent of
                Name of Beneficial Owner             Ownership(1)    Class(2)
                ------------------------             ------------   ----------
     Richard C. Barnett.............................       3,389        *
     Stanley M. Beck, Q.C...........................       2,723        *
     W. Michael Clevy...............................     456,772(3)     *
     The Honourable William G. Davis, P.C.,
      C.C., Q.C.....................................       2,337        *
     John F. Fraser, O.C............................       5,171        *
     Roy T. Graydon.................................   7,919,638(4)    18.4%
     Marvin G. Marshall.............................      18,183        *
     Ernest C. Mercier..............................       9,800        *
     David H. Morris................................       3,585        *
     David A. Rattee................................      21,568(5)     *
     Richard W. Snyder..............................   8,304,111(6)    19.4%
     William A. Wilson..............................      11,634        *
     David P. Cain..................................     118,929(3)     *
     Stephen L. Clanton.............................      87,921(3)     *
     Augusto H. Millan..............................     119,615(3)     *
     James R. Wiese.................................     152,044(3)     *
     All directors and executive officers
      as a group (22 persons).......................  17,657,195(3)   41.22%

--------
(1) Includes Shares that any person has the right to acquire within 60 days of the Record Date. Ownership is direct unless otherwise noted.
(2) An asterisk (*) in this column denotes ownership of less than one percent of the outstanding Shares as of the Record Date.
(3) Includes Shares subject to options that currently are exercisable as follows: Mr. Clevy (425,000); Mr. Cain (91,000); Mr. Clanton (74,333); Mr.
    Millan (91,000); Mr. Wiese (91,000); all executive officers as a group (1,120,083).
(4) Includes 7,916,638 Shares owned by the Ontario Teachers' Pension Plan Board, of which Mr. Graydon is an employee. Mr. Graydon disclaims any beneficial interest in these Shares.
(5) Includes 6,125 Shares owned by Mr. Rattee's spouse.
(6) Includes 7,889,870 Shares owned by Ravine Partners, Ltd., of which Mr. Snyder is a general partner.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Under the securities laws of the United States, the Company's directors, executive officers, and any persons holding more than ten percent of the Shares are required to report their ownership of the Shares and any changes in that ownership to the United States Securities and Exchange Commission ("SEC") and the American Stock Exchange ("AMEX"). These persons also are required by SEC regulations to furnish the Company with copies of these reports. Specific due dates for these reports have been established and the Company is required to report in this Proxy Circular any failure to file such reports by these dates during the Company's 1998 fiscal year. Based solely on a review of the reports furnished to the Company and written representations from the Company's directors and executive officers, the Company believes that all of these filing requirements were satisfied by the Company's directors, executive officers, and ten percent holders during 1998 except as follows: Mr. Graydon, pursuant to the Company's Share Compensation Arrangement for Non-Employee Directors, receives a portion of his directors' fees in Shares. Mr. Graydon, however, as a representative of the Ontario Teachers' Pension Plan

Board ("Teachers"), assigns all Shares so received to Teachers. Mr. Graydon's receipt and assignment of all such Shares to Teachers during 1998 were timely reported by Mr. Graydon; however, their receipt was not reported by Teachers until it filed a Form 5 on February 17, 1999, which was one (1) day late.

                              PERFORMANCE GRAPHS

  The following graph provides a five year comparison of cumulative total return performance of an initial investment in Shares on December 31, 1993, of Cdn. $100, versus the cumulative total return of the TSE 300 Composite Index. The year-end values of each investment shown on the graph are based on share price appreciation or depreciation plus, in the case of the TSE 300 Composite Index, dividend re-investment.

                               International                            TSE 300
      --------------------------------------------------------------------------
                        Measurement Period                    Comfort  Composite
                       (Fiscal Year Covered)                  Products   Index
                       ---------------------                  -------- ---------
      12/31/93...............................................   100       100
      12/31/94...............................................   075       100
      12/31/95...............................................   036       114
      12/31/96l..............................................   091       147
      12/31/97...............................................   267       169
      12/31/98...............................................   273       166

  The following graph provides a five year comparison of cumulative total return performance of an initial investment in Shares on December 31, 1993, of U.S. $100, versus the cumulative total return of the Standard and Poor's (the "S&P") Midcap 400 Index, and the Industrial Component of the S&P Midcap 400 Index. The year-end values of each investment shown on the graph are based on share price appreciation or depreciation plus, in the case of each index, dividend re-investment.

                                                                    Industrial
                                                                   Component of
                             International                              S&P
      --------------------------------------------------------------------------
                                                                    S&P
                                                                   Midcap Midcap
                      Measurement Period                  Comfort   400    400
                     (Fiscal Year Covered)                Products Index  Index
                     ---------------------                -------- ------ ------
      12/31/93...........................................   100     100    100
      12/31/94...........................................    69      96     99
      12/31/95...........................................    37     126    125
      12/31/96...........................................    88     150    148
      12/31/97...........................................   258     199    184
      12/31/98...........................................   246     237    225

                             CERTAIN TRANSACTIONS

  During 1998, except as disclosed above under "Compensation of Executive Officers," and except as set forth below, the Company's executive officers and directors did not have significant business relations with the Company requiring disclosure under applicable regulations and no such transactions are anticipated during fiscal year 1999.

  Mr. Snyder is a general partner of Ravine Partners, Ltd. ("Ravine"), a Texas limited partnership. On April 30, 1996, Mr. Snyder, Ravine and Roberta W. Snyder, a general partner of Ravine, (collectively, the "Snyder Group") entered into an agreement (the "Snyder Group Agreement") with the Company relating to the Snyder Group's shareholdings which provides for, among other things, a prohibition on the acquisition by the Snyder Group of in excess of 20 percent of the outstanding Shares or the sale by the Snyder Group of any Shares to a buyer who after such sale would own in excess of 20 percent of the outstanding Shares, without first having offered the Shares to the Company or a third party buyer arranged by the Company. The Snyder Group Agreement was amended in July 1997 to provide for an exception to the prohibition of the acquisition by the Snyder Group of more than 20 percent of the outstanding Shares in the circumstances of the issuance of Shares to Mr. Snyder in his capacity as a director or Chairman of the Company pursuant to the Company's Share Compensation Arrangement for Non-Employee Directors.

CREDIT   FIRST                    Credit Suisse First Boston Corporation
SUISSE   BOSTON                   Eleven Madison Avenue   Telephone 212 325 2000
                                  New York, NY 10010-3629
June 23, 1999



Board of Directors
International Comfort Products Corporation
501 Corporate Centre Drive, Suite 200
Franklin, Tennessee 37067


Members of the Board:

You have asked us to advise you with respect to the fairness to the shareholders of International Comfort Products Corporation (the "Company") from a financial point of view of the consideration to be received by such shareholders pursuant to the terms of the Pre-acquisition Agreement (the "Pre-acquisition Agreement") among the Company, United Technologies Corporation (the "Acquiror") and Titan Acquisitions, Ltd., a wholly owned subsidiary of the Acquiror ("Acquisition Subsidiary"). The Pre-acquisition Agreement provides, among other things, for
(i) the commencement by Acquisition Subsidiary of a tender offer (the "Tender Offer") for all outstanding ordinary shares of the Company (the "Shares") at a purchase price of $11.75 per Share in cash and (ii) the consummation of a Second Stage Transaction (as defined in the Pre-Acquisition Agreement) in which all remaining Shares will be acquired for not less than $11.75 per Share in cash.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as a draft dated June 23, 1999 of the Pre-acquisition Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the management of the Company to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which recently have been effected. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company.

In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Tender Offer and the Second-Stage Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Tender Offer. In the past, we have performed, and may from time to time perform, investment banking services for the Company and the Acquiror, and have received customary fees for such services. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of Board of Directors of the Company in connection with its consideration of the Tender Offer and the Second-Stage Transaction and does not constitute a recommendation to any shareholder of the Company as to whether or not such shareholder should tender its Shares pursuant to the Tender Offer or vote its Shares in favor of any Second-Stage Transaction. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the shareholders of the Company in the Tender Offer and the Second-Stage Transaction is fair to such shareholders from a financial point of view.

Very truly yours,



CREDIT SUISSE FIRST BOSTON CORPORATION